7/24

06018633

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME ~~Century Energy Ltd.~~

*CURRENT ADDRESS 3400, 150 - 6th Ave. S.W.
Calgary Alberta
T2P 3Y7

**FORMER NAME Topper Resources Inc

**NEW ADDRESS

PROCESSED
NOV 24 2006
THOMSON
FINANCIAL

FILE NO. 82- 34757 FISCAL YEAR 8/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [initials]

DAT : 11/21/06

TOPPER RESOURCES INC.
FORM 51-102F1
MANAGEMENT DISCUSSION AND ANALYSIS
YEAR ENDED AUGUST 31, 2005

The following discussion and analysis, prepared as of December 8, 2005, should be read together with the audited consolidated financial statements for the year ended August 31, 2005 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

Description of Business

The Company is in the process of exploring and developing its oil and gas properties and has begun producing crude oil and natural gas in Texas. The Company has one subsidiary, Topper Resources USA Inc., which is wholly-owned, and was incorporated on June 5, 2002 in the State of Texas, USA.

The company plans to pursue international exploration opportunities in the future.

Performance Summary

The following is a summary of significant events and transactions that occurred during the year:

The company engaged in a two well drilling program in Gaines County, Texas (Double Diamond Prospect) to test the Devonian and Wolfcamp formations. Both wells were drilled to approximately 12,000 feet (11,713 and 12,025). The wells encountered hydrocarbons, but not in a sufficient quantity to warrant commercial production, and subsequently they were plugged and abandoned. A decision was made at the end of the year to write off the drilling and acquisition costs of The Double Diamond Prospect in Gaines County, Texas.

Selected Annual Information

The following table provides a brief summary of the Company's financial operations. For more detailed information, refer to the Financial Statements.

	Year Ended August 31, 2005	Year Ended August 31, 2004	Year Ended August 31, 2003
Total revenues	$ 90,374	$ 36,261	$ -
Net loss before extraordinary items	784,667	150,270	578,678
Net loss	784,667	150,270	578,678
Basic and diluted loss per share	(0.06)	(0.02)	(0.12)
Total assets	168,289	764,445	34,731
Total long-term liabilities	-	-	-
Cash dividends	-	-	-

Selected Annual Information (cont'd...)

The Company earns revenue from its Hull Dome Property in Liberty County, Texas.

The Company follows the full cost method of accounting for exploration and development expenditures whereby all costs, net of incentives, related to the exploration for and development of oil and gas reserves are capitalized in cost centers on a country-by-country basis. Costs include lease acquisition, geological and geophysical expenditures, carrying costs of non-productive properties, the drilling of productive and non-productive wells and related plant and production equipment costs.

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

The Company incurred a loss of $784,667 (2004 - $150,270) during the period. Some of the significant expenses are as follows: paid or accrued $94,672 (2004 - $38,360) in accounting, legal and audit fees, $17,170 (2004 - $15,826) in filing, listing and transfer agent fees, $12,500 (2004 - $3,668) of investor relations and shareholder costs and travel and related costs of $18,779 (2004 - $20,368).

The current period accounting, legal and audit fees were considerably higher than the previous period because there was more legal and accounting work performed to complete the shares for debt and private placement filings. This also translated into higher filing and transfer agent fees and higher investor relations and shareholder costs than the previous year.

In addition, the Company incurred $578,753 of oil and gas expenses from the write-off of the drilling and acquisition costs related to the Double Diamond prospect during the current fiscal year.

Summary of Quarterly Results

	Three Months Ended August 31, 2005	Three Months Ended May 31, 2005	Three Months Ended February 28, 2005	Three Months Ended November 30, 2005
Total assets	$ 168,269	$ 790,073	$ 784,674	$ 610,665
Mineral properties and deferred costs	81,226	683,092	667,631	554,778
Working capital (deficiency)	(39,125)	(24,771)	25,533	(39,902)
Shareholders' equity	42,101	658,321	693,164	514,876
Revenues	32,758	16,280	16,170	25,166
Net Loss	666,765	50,744	26,712	40,445
Loss per share	(0.03)	(0.01)	(0.01)	(0.01)

	Three Months Ended August 31, 2005	Three Months Ended May 31, 2005	Three Months Ended February 28, 2005	Three Months Ended November 30, 2005
Total assets	$ 764,445	$ 233,874	$ 193,212	137,742
Mineral properties and deferred costs	284,637	79,000	79,000	-
Working capital (deficiency)	250,685	61,273	25,707	50,669
Shareholders' equity	535,322	140,273	104,707	50,669
Revenues	12,366	17,099	6,796	-
Net Loss	61,506	29,434	30,962	28,368
Loss per share	(0.01)	(0.01)	(0.01)	(0.01)

Summary of Quarterly Results (cont'd...)

Significant changes in key financial data from 2004 to 2005 can be attributed to the losses associated with the write off of the drilling and acquisition costs of The Double Diamond Prospect in Gaines County, Texas.

Liquidity

The Company has financed its operations to date primarily through the issuance of common shares and exercise of stock options. The Company continues to seek capital through various means including the issuance of equity and/or debt.

The financial statements have been prepared on a going concern basis which assumes that the Company will be able realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	August 31, 2005	August 31, 2004
Deficit	$ (6,087,273)	$ (5,302,606)
Working capital (deficiency)	(39,125)	250,685

Net cash used in operating activities for the year ended August 31, 2005 was $289,983.

Net cash used for investing activities for the year ended August 31, 2005 was $224,318.

Financing activities provided cash of $277,550.

Capital Resources

On January 22, 2004, the Company issued 2,500,000 units at $0.10 per unit. Each unit consisted of one common share and one non-transferable common share purchase warrant. The warrants are exercisable at a price of $0.20 per share to January 22, 2005 and at a price of $0.30 per share to January 22, 2006.

On September 1, 2004, the Company issued 5,520,000 units at a price of $0.10 per unit. Finders' fees included the Company paying $2,450 and issuing 81,000 units at a price of $0.10 per unit totalling $8,100 in finders' fees. Each unit consisted of one common share and one non-transferable share purchase warrant. The warrants are exercisable at a price of $0.20 per share to September 1, 2006.

On February 3, 2005, the Company issued 24,000 shares at a price of $0.15 per share to settle debt totalling $1,600.

On May 17, 2005, the Company issued 2,500,000 units at a price of $0.10 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant. The warrants are exercisable at a price of $0.20 per share to May 17, 2007.

The Company has sufficient funds to cover anticipated administrative expenses throughout 2006.

Related Party Transactions

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $30,000 (2004 - $30,000) to a director.

Related Party Transactions (cont'd…)

b) Paid or accrued rent of $3,706 (2004 - $7,844) to a company controlled by a director.

c) Paid $Nil (2004 - $15,000) to a company controlled by a former director for the settlement of management fees payable. As the result of settlement, the Company recorded a gain on settlement of debt of $Nil (2004 - $9,950).

d) Paid or accrued legal fees of $41,866 (2004 - $24,248) to a law firm in which a director is an employee of the firm.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

Financial Instruments

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

TOPPER RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005

DAVIDSON & COMPANY LLP Chartered Accountants A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of
Topper Resources Inc.

We have audited the consolidated balance sheets of Topper Resources Inc. as at August 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Chartered Accountants

Vancouver, Canada

November 22, 2005

A Member of *SC INTERNATIONAL*

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

TOPPER RESOURCES INC.
CONSOLIDATED BALANCE SHEETS
AS AT AUGUST 31

	2005	2004
ASSETS		
Current		
Cash	$ 45,917	$ 282,668
Receivables	41,146	9,684
Prepaids	-	187,456
	87,063	479,808
Oil and gas properties (Note 3)	81,226	284,637
	$ 168,289	$ 764,445
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 32,910	$ 165,845
Due to related parties (Note 4)	93,278	63,278
	126,188	229,123
Shareholders' equity		
Capital stock (Note 5)	6,043,828	5,240,678
Share subscriptions received in advance	-	521,655
Contributed surplus (Note 5)	85,546	75,595
Deficit	(6,087,273)	(5,302,606)
	42,101	535,322
	$ 168,289	$ 764,445

Nature and continuance of operations (Note 1)

On behalf of the Board:

____________________ Director ____________________ Director

The accompanying notes are an integral part of these consolidated financial statements.

TOPPER RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED AUGUST 31

	2005	2004
REVENUE		
Oil and gas revenue	$ 90,374	$ 36,261
DIRECT COSTS		
Depletion	16,381	7,691
Production costs	46,121	31,175
	62,502	38,866
	27,872	(2,605)
EXPENSES		
Consulting fees	8,965	-
Foreign exchange (gain) loss	5,774	(4,514)
Management fees	30,000	30,000
Office and miscellaneous	10,855	7,920
Professional fees	94,672	38,360
Project investigation	-	650
Regulatory and transfer agent fees	17,170	15,823
Rent	8,446	10,853
Salaries and benefits	11,000	32,000
Shareholder information and investor relations	12,500	3,668
Stock-based compensation	9,951	-
Telephone	3,781	3,065
Travel and promotion	18,779	20,368
	231,893	158,193
Loss before other items	(204,021)	(160,798)
OTHER ITEMS		
Interest income	107	578
Gain (loss) on settlement of debt	(2,000)	9,950
Write-off of oil and gas property (Note 3)	(578,753)	-
	(580,646)	10,528
Loss for the year	(784,667)	(150,270)
Deficit, beginning of year	(5,302,606)	(5,152,336)
Deficit, end of year	$ (6,087,273)	$ (5,302,606)
Basic and diluted loss per common share	$ (0.06)	$ (0.02)
Weighted average number of common shares outstanding	13,461,802	6,694,236

The accompanying notes are an integral part of these consolidated financial statements.

TOPPER RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED AUGUST 31

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (784,667)	$ (150,270)
Items not involving cash:		
Due to related parties	30,000	15,000
Depletion	16,381	7,691
(Gain) loss on settlement of debt	2,000	(9,950)
Write-off of oil and gas property	578,753	-
Stock-based compensation	9,951	-
Changes in non-cash working capital items:		
Increase in receivable	(12,662)	(8,460)
(Increase) decrease in prepaids	1,596	(187,456)
Increase (decrease) in accounts payable and accrued liabilities	(131,335)	103,279
Net cash used in operating activities	(289,983)	(230,166)
CASH FLOWS FROM INVESTING ACTIVITIES		
Oil and gas properties	(224,318)	(292,328)
Net cash used in investing activities	(224,318)	(292,328)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of capital stock, net of finders' fees	277,550	250,000
Share subscriptions received in advance	-	521,655
Net cash provided by financing activities	277,550	771,655
Change in cash during the year	(236,751)	249,161
Cash, beginning of year	282,668	33,507
Cash, end of year	$ 45,917	$ 282,668

Supplemental disclosure with respect to cash flows (Note 7)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the process of exploring and developing its oil and gas properties and has commenced producing crude oil and natural gas in Texas. The recoverability of the amounts shown for oil and gas properties are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The consolidated financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	2005	2004
Deficit	$ (6,087,273)	$ (5,302,606)
Working capital (deficiency)	(39,125)	250,685

2. SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Topper Resources, USA, Inc. Significant inter-company transactions have been eliminated upon consolidation.

Oil and gas properties

The Company follows the full cost method of accounting for exploration and development expenditures whereby all costs, net of incentives, related to the exploration for and development of oil and gas reserves are capitalized in cost centers on a country-by-country basis. Costs include lease acquisition, geological and geophysical expenditures, carrying costs of non-productive properties, the drilling of productive and non-productive wells and related plant and production equipment costs.

Costs relating to properties which management considers to be unproved are initially held outside the cost centers. Costs held outside cost centers are evaluated periodically for impairment. When a decision to develop these properties has been taken, or there is evidence of impairment, the related costs are transferred to the relevant cost centre.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Oil and gas properties (cont'd...)

For each cost centre, the Company calculates a "cost ceiling" which limits the net book value of capitalized costs to the undiscounted and unescalated estimated future net revenues from production of proved reserves based upon year-end prices. This test also accounts for future general and administrative expenses, future site restoration and abandonment costs, financing costs and income taxes, all undiscounted and unescalated. Additional depletion is provided if the net book value of capitalized costs exceeds such future revenue.

Depletion is computed using the unit-of-production method where the ratio of production to proved reserves determines the proportion of depletable costs to be expensed. Undeveloped properties are excluded from the depletion calculation until the quantities of proved reserves can be determined.

The amounts recorded for depletion and amortization of oil and gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Revenue recognition

Oil and natural gas sales are recognized when the commodities are delivered to purchasers and collection is reasonably assured.

Foreign currency translation

Financial statements of the Company's foreign subsidiary are translated using the temporal method whereby all monetary assets and liabilities are translated into Canadian dollar equivalents at the rate of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Income and expenses are translated at rates which approximate those in effect on transactions dates. Gains and losses arising from translation are included in earnings.

Stock-based compensation

The Company uses the fair value based method to recognize compensation costs for the granting of all stock options and direct awards of stock using the Black-Scholes option pricing model. Any consideration paid on the exercise of stock options is credited to capital stock.

Future income taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For the years presented, this calculation proved to be anti-dilutive.

Basic loss per share is calculated using the weighted-average number of shares outstanding during the year.

3. OIL AND GAS PROPERTIES

	2005			2004		
	Double Diamond, Texas	Hull Dome, Texas	Total	Double Diamond, Texas	Hull Dome, Texas	Total
Acquisition costs:						
Balance, beginning of year	$ 73,329	$ 71,309	$ 144,638	$ -	$ -	$ -
Acquisition costs	-	-	-	73,329	79,000	152,329
Written-off	(73,329)	-	(73,329)	-	-	-
	-	71,309	71,309	73,329	79,000	152,329
Exploration costs:						
Balance, beginning of year	139,999	-	139,999	-	-	-
Drilling	383,880	26,298	410,178	139,999	-	139,999
Recovery	(18,455)	-	(18,455)	-	-	-
Written-off	(505,424)	-	(505,424)	-	-	-
	-	26,298	26,298	139,999	-	139,999
Balance, end of year	-	97,607	97,607	213,328	79,000	292,328
Accumulated depletion	-	(16,381)	(16,381)	-	(7,691)	(7,691)
Total	$ -	$ 81,226	$ 81,226	$ 213,328	$ 71,309	$ 284,637

Hull Dome Property, Liberty County, Texas USA

In December, 2003, the Company purchased a 40% interest in an oil producing property for $79,000 (US$60,000). On November 1, 2005, the Company sold its 40% interest in the Hull Dome property for net proceeds of US$134,838. The Company will retain a 0.004% net revenue interest in the property.

Included in receivables is $17,982 for oil and gas revenues.

3. OIL AND GAS PROPERTIES (cont'd...)

Double Diamond Property, Gaines County, Texas USA

In June 2004, the Company and its partners leased 2450 acres from Exxon Mobile, Jones Ranch Estate and British Petroleum for $73,329 (US$53,958). The term of the lease ranges from one year to three years at US$125 to US$200 per acre. The Company will pay a 25% royalty on its revenue to the lessor. During the current year, the Company decided to abandon this property and it was written-off to operations.

Included in receivables is $18,455 for recovery of exploration costs. Included in prepaids is $Nil (2004 - $185,860) for drilling work to be incurred on the property.

4. DUE TO RELATED PARTIES

Amounts due to related parties at August 31, 2005 are non-interest bearing, unsecured, with no stated terms of repayment. The fair value of amounts due to related parties is not determinable as they have no fixed repayment terms.

5. CAPITAL STOCK AND CONTRIBUTED SURPLUS

a) Authorized capital stock: Unlimited number of common shares.

b) Common shares issued and outstanding:

	Number of Shares		Capital Stock		Contributed Surplus
Balance, August 31, 2003	4,927,081	$	4,990,678	$	75,595
Private placement	2,500,000		250,000		-
Balance, August 31, 2004	7,427,081		5,240,678		75,595
Private placements	8,020,000		802,000		-
Share issuance costs	-		(10,550)		-
Finders' fees	81,000		8,100		-
Settlement of debt	24,000		3,600		-
Stock-based compensation	-		-		9,951
Balance, August 31, 2005	15,552,081	$	6,043,828	$	85,546

On January 22, 2004, the Company issued 2,500,000 units at $0.10 per unit. Each unit consisted of one common share and one non-transferable common share purchase warrant. The warrants are exercisable at a price of $0.20 per share to January 22, 2005 and at a price of $0.30 per share to January 22, 2006.

On September 1, 2004, the Company issued 5,520,000 units at a price of $0.10 per unit. Finders' fees included the Company paying $2,450 and issuing 81,000 units at a price of $0.10 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant. The warrants are exercisable at a price of $0.20 per share to September 1, 2006.

5. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont'd…)

On February 3, 2005, the Company issued 24,000 shares at a price of $0.15 per share to settle debt totalling $1,600.

On May 17, 2005, the Company issued 2,500,000 units at a price of $0.10 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant. The warrants are exercisable at a price of $0.20 per share to May 17, 2007.

6. STOCK OPTIONS AND WARRANTS

Stock options

The Company has a stock option plan under which it is authorized to grant options to directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price, minimum price, or a discounted price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years and are subject to vesting provisions as determined by the board of directors of the Company.

As at August 31, 2005, the Company had outstanding stock options, enabling the holders to acquire common shares as follows:

Number of Shares	Exercise Price	Expiry Date
120,000	$ 0.17	January 30, 2007
496,000	0.10	June 3, 2008
738,708	0.10	December 22, 2009

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Balance, August 31, 2003 and 2004	616,000	$ 0.11
Options granted	738,708	0.10
Balance, August 31, 2005	1,354,708	$ 0.11
Number of options currently exercisable	862,236	$ 0.11

6. STOCK OPTIONS AND WARRANTS (cont'd...)

Stock-based compensation

The Company granted 738,708 (2004 – Nil) stock options during the 2005 fiscal year. Stock-based compensation expense under the Black-Scholes option pricing model was recognized on 147,741 (2004 – Nil) stock options for $9,951 (2004 - $Nil), which was also recorded as contributed surplus on the balance sheet. The weighted average fair value of the stock options granted during the 2005 fiscal year was $0.07 (2004 - $Nil) per share.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options issued during the year:

	2005	2004
Risk-free interest rate	4.06%	-
Expected life of options	5 years	-
Annualized volatility	127%	-
Dividend rate	0.00%	-

Warrants

At August 31, 2005, the Company had outstanding share purchase warrants, enabling holders to acquire common shares as follows:

Number of Shares	Exercise Price	Expiry Date
2,500,000	$ 0.30	January 22, 2006
5,601,000	0.20	September 1, 2006
2,500,000	0.20	May 17, 2007

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of Shares		Weighted Average Exercise Price
Balance, August 31, 2003	-	$	-
Warrants issued	2,500,000		0.20
Balance, August 31, 2004	2,500,000		0.20
Warrants issued	8,101,000		0.20
Balance, August 31, 2005	10,601,000	$	0.22
Number of warrants currently exercisable	10,601,000	$	0.22

7. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

		2005		2004
Cash paid during the year for income taxes	$	-	$	-
Cash paid during the year for interest	$	-	$	-

The significant non-cash transactions during the year ended August 31, 2005 included:

a) Issuing 3,450 units at a price of $0.10 per unit for which $345 has been recorded in receivables.

b) Issuing 24,000 shares at a price of $0.15 per share to settle debt totalling $1,600.

c) Paying finders' fees in connection with a private placement consisting of 81,000 common shares issued at a value of $8,100.

The significant non-cash transaction for the year ended August 31, 2004 was the settlement of $24,950 of debt for $15,000, thereby recognizing a gain of $9,950.

8. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Accrued management fees of $30,000 (2004 - $30,000) to a director.

b) Paid or accrued rent of $3,706 (2004 - $7,844) to a company controlled by a director.

c) Paid $Nil (2004 - $15,000) to a company controlled by a former director for the settlement of management fees payable. As the result of settlement, the Company recorded a gain on settlement of debt of $Nil (2004 - $9,950).

d) Paid or accrued legal fees of $41,866 (2004 - $24,248) to a law firm in which a director is an employee of the firm.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

9. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

10. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2005	2004
Loss before income taxes	$ (784,667)	$ (150,270)
Expected income tax recovery	$ 277,537	$ 53,496
Non-deductible expenses	(10,021)	(6,280)
Write-off of oil and gas property	(204,705)	-
Unrecognized benefits of non-capital losses	(62,811)	(47,216)
Total income tax recovery	$ -	$ -

Details of future income taxes assets are as follows:

	2005	2004
Resource deductions	$ 511,763	$ 562,878
Non-capital losses available for future periods	395,404	391,573
	907,167	954,451
Valuation allowance	(907,167)	(954,451)
Net future income tax assets	$ -	$ -

The Company has incurred operating losses for Canadian income tax purpose of approximately $1,150,000 which can be carried forward to reduce taxable income in future years. Unless utilized, these losses will expire through 2015. In addition, the Company has resource deductions of approximately $1,500,000 available to reduce taxable income of future years. Future tax benefits, which may arise as a result of these losses and resource expenditures, have not been recognized in these financial statements and have been offset by a valuation allowance.

11. SEGMENTED INFORMATION

The Company operates in the oil and gas industry, primarily in the United States.